

June 2, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Jonathan M. Charak
Chief Financial Officer
Telular Corporation
311 South Wacker Drive, Suite 4300
Chicago, IL 60606

> **Re: Telular Corporation**
> **Schedule TO-I**
> **Filed May 18, 2009**
> **SEC File No. 005-50111**

Dear Mr. Charak:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule TO-I</u>
<u>Exhibit (a)(1)(A): Offer to Purchase for Cash</u>
<u>General</u>

1. As you may be aware, we granted no-action relief under Rules 13e-4(f)(1) and 14e-1(b) to permit an issuer conducting a modified Dutch auction tender offer to express the number of securities offered purchased as a dollar figure, rather than as a set of shares. *See* Alliance Semiconductor Corporation (Sept. 22, 2006). Alliance's offer materials stated the maximum dollar amount that Alliance would spend purchasing the shares in the offer, and made clear when expressing a set

number of shares to be purchased, that this figure represented the maximum number that could be purchased in the offer. While we note your disclosure on the cover page and elsewhere that you are offering to purchase "up to 2,000,000" shares of Telular's common stock within a specified range provided in your offer document, we are unable to locate disclosure stating the total dollar value of the securities being sought in your offer. Please revise your disclosure accordingly.

2.   In addition, on the cover page and elsewhere you state in several places that Telular is offering to purchase "up to 2,000,000" shares at a price within the specified range. Please revise your document to indicate that you will only purchase 2 million shares only if the minimum purchase price is $2.00, and please also disclose the maximum number of shares you will purchase at the maximum purchase price of $2.25 per share.

Conditions of the Tender Offer, page 14

3. We note your disclosure in this section where you refer to events that could materially and adversely" impact your condition, "financial or other." Please revise to clarify what you mean by conditions other than financial, so that security holders will have the ability to objectively determine whether each condition has been triggered.

4. We refer you to the first sentence of the last full paragraph of this section. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside of your control. The phrase "based on events occurring or not occurring" implies that you may assert an offer condition even when the condition is triggered by your own action or inaction. Please revise your disclosure accordingly.

5. We note your disclosure in the last full paragraph of this section where you provide that your "failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time . . . ." This language appears to imply that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to option holders. In that regard, please confirm your understanding to us that if an offer condition is triggered, you will notify shareholders whether or not you have waived an offer condition.

Miscellaneous, page 24

6.   We note your disclosure that if you become aware of "any jurisdiction" where the
        tender offer or acceptance of shares would not be in compliance with that
        jurisdiction's applicable law, you may not make the tender offer in that
        jurisdiction. Please clarify, if true, that you are referring to an U.S. state and not a
        non-US jurisdiction. If not, please advise us as to how you are complying with the
        all-holders provision in Rule 13e-4(f)(8)(i) as we view Rule 13e-4(f)(9)(ii)
        permitting exclusion only those holders residing in a U.S. state where the issuer is
        prohibited from making the tender offer pursuant to applicable law.

Letter of Transmittal

7.   We noticed that the letter asks security holders to covenant and represent to
        Telular that they have "read" all of the terms of the tender offer. Please revise to
        delete this language as its inclusion appears to be tantamount to asking security
        holders to waive any rights to proceed against the issuer.

Closing Comments

        Please amend your filing and respond to these comments promptly. You may
wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments
and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the filing person and its
management are in possession of all facts relating to the company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the filing person acknowledging that:

   ·   the filing person is responsible for the adequacy and accuracy of the disclosure in
        the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers and Acquisitions

VIA FACSIMILE (202) 662-6291
cc: Michael E. Cutler, Esq.
        Covington & Burling LLP